FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2007

Commission File Number: 000-51469

BAIDU.COM, INC.

12/F, Ideal International Plaza

No. 58 West-North 4th Ring

Beijing 100080, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-        N/A

BAIDU.COM, INC.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAIDU.COM, INC.

By:	/s/ Shawn Wang
Name:	Shawn Wang
Title:	Chief Financial Officer

Date: June 27, 2007

Exhibit 99.1

Baidu Appoints Mr. Nobuyuki Idei as an Independent Director

BEIJING, China, June 26, 2007– Baidu.com, Inc. (NASDAQ: BIDU), the leading Chinese language Internet search provider, today announced the appointment of Mr. Nobuyuki Idei as an independent director of Baidu, effective from June 14, 2007.

“We are very pleased to welcome Mr. Idei to Baidu’s Board of Directors. His wealth of leadership experience coupled with his expertise in corporate governance will bring significant value to Baidu,” said Robin Li, Baidu’s Chairman and CEO. “We are confident that he will make a significant contribution towards Baidu’s efforts to extend our leadership in the Chinese language Internet search and to develop our search platform in Japan.”

Nobuyuki Idei is Founder and CEO of Quantum Leaps Corporation, a specialized consulting firm that advises private and public institutions on the changing role of technology in the 21st century. An experienced director, Mr. Idei currently serves as Chairman of the Advisory Board of Sony Corporation, Director of Accenture, Director of Red Herring and Chairman of the National Conference on Fostering Beautiful Forests in Japan.

Mr. Idei was Chairman and CEO of Sony Corporation from 2000 to 2005. Prior to this, he held a range of leadership positions at Sony including General Manager of the audio division, Senior General Manager of the home video group, and President and Representative Director. In addition, Mr. Idei has served in a number of advisory positions including as Counselor to the Bank of Japan, member of Japan’s national IT Strategy Council, and as Vice Chairman of Nippon Keidanren. Mr. Idei received a B.S. degree in Economics & Politics from Waseda University in Tokyo.

Separately, Mr. Asad Jamal recently resigned from Baidu’s Board of Directors. “I would like to thank Mr. Jamal for his contributions to Baidu over the past three years, and we appreciate his valuable insight and dedication.” said Mr. Li. Mr. Jamal had served as a director of Baidu for three years before his resignation in June 2007.

About Baidu

Baidu.com, Inc. is the leading Chinese language Internet search provider. As a technology-based media company, Baidu aims to provide the best way for people to find information. In addition to serving individual Internet search users, Baidu provides an effective platform for businesses to reach potential customers. Baidu’s ADSs, each of which represents one Class A ordinary share, are currently trading on the NASDAQ Global Market under the symbol “BIDU.”

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, quotations from management in this announcement contain forward-looking statements. Statements that are not historical facts, including statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those contained in any forward- looking statements. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. All information provided in this press release is as of June 26, 2007, and Baidu undertakes no duty to update such information, except as required under applicable law.

Contacts

China

For investor inquiries please contact:
Lynn Lin
Baidu.com, Inc.
Tel: +86-10-8262-1188 x8239
Email: ir@baidu.com

For investor and media inquiries please contact:
China
Rory Macpherson
Ogilvy Public Relations Worldwide (Beijing)
Tel: +86-10-8520-6553
Email: rory.macpherson@ogilvy.com

US
Thomas Smith
Ogilvy Public Relations Worldwide (New York)
Tel: +1-212-880-5269
Email: thomas.smith@ogilvypr.com